May 5, 2023

Kristin Lochhead

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

RE: Rayont Inc Response to your Letter dated on April 24, 2023

Dear Kristin,

Please find Rayont Inc Response to your Letter accordance to the questions and concerns that you have raised.

Form 10-Q for the Quarterly Period Ended December 31, 2022

Unaudited Consolidated Financial Statements for the Three and Six Months ended December 31, 2022 and 2021, page F-1

Question no.1- We note the disclosure in Item 5 on page 11 that the Form 10-Q is incomplete because the auditor’s review was not performed and/or completed. Please amend the Form 10-Q for the three months ended September 30, 2022 and the six months ended December 31, 2022 to prominently disclose in the notes to the financial statements that the financial statements were not reviewed by your independent public accountants. Also, you should label the columns of the financial statements as “Not Reviewed”. Please also remove the “audited” notation from the columns in the Consolidated Balance Sheet since full audited financial statements are not provided. Explain to us when the review will be completed and when you will file the amendment to resolve this deficiency and consider the need to include the review report. Refer to Rule 8-03 of Regulation S-X.

Answer from Rayont Inc:

The amendments for Form 10-Q closing September 30 and December 31, 2022 shall be filed on or before July 5, 2023.

We expect the deficiencies shall be rectified and the Form 10-Q will be reviewed on or before July 5, 2023.

Unaudited Consolidated Financial Statements

Note 19. Significant Event, page F-26

Question no.2- We note the disclosure that you are still in the “midst of assessing whether this acquisition should be accounted for as an acquisition of a business or a group of assets under ASC 805 “Business Combination” for multiple acquisitions that occurred during fiscal year 2023. For the acquisition of The SkinDNA Company Pty Ltd, Tugun Compounding Pty Ltd, and Prema Life Pty Ltd, please tell us and revise your filing to include disclosure about how you accounted for each transaction in the interim financial statements and provide the disclosures required by ASC 805. Explain to us how you considered the guidance in Rules 1-02(w) and 3-05 of Regulation S-X with regard to each of the acquisitions during fiscal 2023 and provide supporting computations of how you arrived at your determination. In addition, tell us when you will file the required Form 8-Ks for the acquisitions.

Answer from Rayont Inc:

The accounting treatment for each acquisition based on ASC 805 shall be provided on the amendment Form 10-Q to be filed on or before July 5, 2023.

With regard to filing the Form 8-Ks for each of the acquisitions, the management formed the view that these acquisitions account for less than 10% of the revenues and the balance sheets of the Company as of June 30, 2022.

Tugun Compunding Pty Ltd accounts for 3% of revenues and 3.24% of balance sheets.

The Skin DNA transactions has been canceled with mutual understanding from both parties and has not been part of the Rayont Group.

The Form 8-K for Prema Life Pty Ltd shall be filed on or before July 5, 2023.

Question no.3- We reference the disclosure that on September 1, 2022 you sold 100% of the total outstanding shares and units of Rayont (Australia) Pty Ltd, Prema Life Pty Ltd and Rayont Properties Pty Ltd ATF Rayont Property Trust, in exchange for AUD 4,944,225 (approximately USD 3,352,185) to the buyer Exit Properties Pty Ltd. Please revise your financial statements to disclose how you accounted for the sale of your business and include the disclosures required by ASC 205-20-50.

Answer from Rayont Inc:

The accounting treatment for the disposal of the subsidiaries Rayont (Australia) Pty Ltd, Prema Life Pty Ltd and Rayont Properties Pty Ltd ATF Rayont Property Trust acquisition shall be provided on the amendment Form 10-Q to be filed on or before July 5, 2023.

Question no.4- In addition, please tell us why you did not file an Item 2.01 Form 8-K for the sale of Rayont (Australia) Pty Ltd, Prema Life Pty Ltd and Rayont Properties Pty Ltd ATF Rayont Property Trust, including pro forma financial information as required by Article 11 of Regulation S-X.

Answer from Rayont Inc:

The company was late with the filing of the Form 10-K of the fiscal year ended June 30, 2022 and it provided detailed disclosures on the Form 10-K.

The Company understand the requirement and it shall be filed on or before July 5, 2023.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

Question no.5- We reference your statement that disclosure controls and procedures were “not as effective as they could be” at June 30, 2022. Please amend your filing to provide a conclusive statement from Management whether the disclosure controls and procedures are effective or not effective. Refer to the requirements of Item 307 of Regulation S-K.

Answer from Rayont Inc:

The Amended Form 10-K providing conclusive statement from Management whether the disclosure controls and procedures are effective or not effective will be provided on or before July 5, 2023.

Management’s Annual Report on Internal Control over Financial Reporting, page 17

Question no.6- We note your disclosure on page 17 that you “identified certain weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.” We see from the discussion of disclosure controls and procedures that there was a significant deficiency in your controls and procedures related to “lack of formal documents such as invoices and lack of evidence for proper approval and review of disbursements.” Please revise to identify and describe each of the material weaknesses that you identified in your assessment of internal control over financial reporting. Disclose the timetable for remediation and whether there are any associated material costs. Refer to Item 308(a)(3) of Regulation S-K.

Answer from Rayont Inc:

We believe that the reference to the internal controls was related to the Company’s inability to timely file the required disclosure statements and not related to operations and the accuracy of financial reports.

The disclosure identifying and describing each of the material weaknesses in our assessment of internal control over financial reporting consistent with Item 308(a)(3) of Regulation S-K will be provided in the Amended Form 10-K which we expect to file on or before July 5, 2023.

Consolidated Financial Statements, page F-4

Question no.7- Revise to remove the notation “Unaudited” from the header of your Consolidated Statement of Operations and Comprehensive Income, Consolidated Statement of Stockholder’s Equity, and Consolidated Statement of Cash Flows or explain to us why you have included that notation.

Answer from Rayont Inc:

The notation “Unaudited” is due to the recasting of prior period financial statements to align with the new fiscal year ended June 30, 2022 and was requested by external auditors.

However, the Company is prepared to amend same to a more appropriate notation if the Staff requires such amendments.

Note 1. Organization and Business Description, page F-8

Question no.8- We reference the disclosure that you have not completed and filed your Form 8-K as required by the SEC rules and regulations for the acquisition of 100% of the total outstanding shares and units of No More Knots Pty Ltd, No More Knots (Taringa) Pty Ltd and No More Knots (Newmarket) Pty Ltd. Please explain to us when you will file the delinquent Form 8-Ks including financial statements of the acquired entities for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X.

Answer from Rayont Inc:

The delinquent Form 8-K and the financial statements of the acquired entities for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X will be filed on or before July 5, 2023.

Question no.9- We reference the disclosure that Rayont Technologies Pty Ltd was sold in January 31,2022. Please revise to include disclosure in the footnotes to your financial statements, including disclosure about how you accounted for the sale of this business and the disclosures required by ASC 205-20-50.

Answer from Rayont Inc:

This was accounted based on the sale price as per Sale Agreement. The Company will include the required disclosers on the Form 10-K on or before July 5, 2023.

Note 14. Other Receivables and Current Assets, page F-21

Question no.10- We note the significant receivables recorded in your financial statements related to the sale of Raymont International’s exclusive license for registering and commercializing PhotosoftTM technology. Please revise to clearly disclose the specific repayment schedule and terms. Clarify if any of the consideration is variable.

Answer from Rayont Inc:

The Company has filed a Form 8-K on July 7, 2022 for this transaction. It has provided all relevant agreements namely:

1.	Asset Sale Agreement (License and Equipment) between Nova and the Registrant’ subsidiaries dated June 29, 2022.
2.	Loan Agreement between Nova and the Registrant’ subsidiaries dated June 29, 2022.
3.	Security Agreement between Nova and the Registrant’ subsidiaries dated June 29, 2022.

The disclosure can be found in the following link:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001539778/000149315222018799/form8-k.htm

If the disclosure in Form 8-K is inadequate, the Company shall include the further required disclosures in the Form 8-K.

The consideration for this transaction is not variable.

Question no.11- As a related matter, revise to disclose your accounting for the sale of the license under ASC 610-20-25, including how you concluded it was appropriate to record a gain in your statement of operations when a significant portion of the sales price has not been received. Specifically explain to us your consideration of ASC 606-10-25-1 as it relates to the probability that you will collect substantially all of the consideration in this arrangement. Note that if an arrangement does not meet all of the criteria in ASC 606-10-25-1, a contract does not exist for accounting purposes and you should not derecognize the assets transferred.

Answer from Rayont Inc:

An explanation regarding to the compliance of the standard ASC 606-10-25-1shall be provided in the amendments on the Form 10-K on or before July 5, 2023.

Note 17. Restatement of Prior Issued Financial Statements, page F-24

Question no.12- Please tell us why you have labeled your June 30, 2021 financial statements as “restated” and whether this related to the correction of errors. In that regard, if you are recasting your prior period financial statements to align with the new fiscal year, please revise to remove the disclosure that your financial statements have been “restated” and clearly disclose how the financial statements have been revised to conform to the new fiscal year.

Answer from Rayont Inc:

The prior period financial statements were recasted to align with the new fiscal year ended June 30, 2022 and was requested by external auditors. It was not due to correcting errors in financial statements.

The amendments shall be filed on the Form 10-K on or before July 5, 2023.

Note 20. Goodwill, page F-29

Question no.13- Revise future filings to include all of the disclosures required by ASC 805-10-50-2(d) and (h) for business combinations. Please also revise to include a description of the nature and amounts that comprise the fair value of the net assets acquired and liabilities assumed for each acquisition. For better clarity, consider including a separate footnote that includes the disclosures for business combinations required by ASC 805.

Answer from Rayont Inc:

We note the instructions of the SEC with regards of the standard ASC 805 and the Company shall ensure that all the future filings shall comply with this standard.

Rayont Inc.

/s/ Marshini Aliya Moodley
Marshini Aliya Moodley
President (Principal Executive Officer), Chief Executive Officer
May 5, 2023